November 2, 2018

Tariq Osman
President
Concrete Pumping Holdings Acquisition Corp
28 West 44th Street, Suite 501
New York, NY 10036

       Re: Concrete Pumping Holdings Acquisition Corp
           Amendment No. 1 to Registration Statement on Form S-4
           Filed October 22, 2018
           File No. 333-227259

Dear Mr. Osman:

     We have reviewed your amended registration statement and have the following comments.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 5, 2018 letter.

Amendment No. 1 to Registration Statement on Form S-4 filed October 22, 2018

Annex B-1 - Amended and Restated Certificate of Incorporation of Concrete Pumping Holdings
Acquisition Corp., page B-6

1. We note your response to comment 24. Please revise your disclosure and provision to clarify the applicable forum for claims arising under the Securities
Act.
Exhibits 5.1 and 8.1, page 1

2. Please file executed legal and tax opinions as exhibits to the registration statement before you request acceleration of the effectiveness of your registration statement.
 Tariq Osman
Concrete Pumping Holdings Acquisition Corp
November 2, 2018
Page 2

        You may contact Kevin Stertzel (Staff Accountant) at 202-551-3723 or
John
Cash (Accounting Branch Chief) at 202-551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Ed Kelly (Staff Attorney) at 202-
551-3728 or Frank Pigott (Staff Attorney) at 202-551-3570 with any other questions.



                                                          Sincerely,
FirstName LastNameTariq Osman
                                                    Division of Corporation
Finance
Comapany NameConcrete Pumping Holdings Acquisition Corp
                                                    Office of Manufacturing and
November 2, 2018 Page 2                             Construction
FirstName LastName